Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Postal Realty Trust, Inc. on Form S-11 of our report dated April 27, 2020, which includes an emphasis of matter paragraph explaining that the combined statements of revenues and certain expenses was prepared for the purpose of complying with rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and it is not intended to be a complete presentation of the Properties’ combined revenues and certain expenses, with respect to our audit of the combined statement of revenues and certain expenses of the properties known as the 21 Property Portfolio for the year ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 13, 2020